

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Yehoshua Lustig
President
WNS Studios, Inc.
1154 60th Street
Brooklyn, NY 11219

> **Re: WNS Studios, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 3, 2011**
> **File No. 333-172050**

Dear Mr. Lustig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise your approximate date of commencement to reflect that you will begin offering securities as soon as possible after the effective date, as it appears that you are not eligible to offer securities on a delayed basis. Alternatively, please advise.

Calculation of Registration Fee Table

2. We note your disclosure that the "offering price was determined by the price shares were sold to the selling security holders in private placement transactions." Given this disclosure and similar disclosure elsewhere in footnote 2 to this table and the fact that you included the amount to be registered column and the proposed maximum aggregate price per share column, please provide us with your analysis for calculating the offering price based on Rule 457(o) as opposed to Rule 457(a). Alternatively, please revise the table as appropriate.

3. We note your disclosure in footnote 2 to the table relating to Rule 416. If you intend to use Rule 416(a), please explain how the securities are offered pursuant to "terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions."

Prospectus Cover Page

4. Please advise whether you have any plans to use the prospectus before the effective date of the registration statement. Alternatively, please delete the "Subject to Completion" legend and date. Refer to Item 501(b)(10) of Regulation S-K. In this regard, we note that the first paragraph and the last paragraph on the prospectus cover page appear to include substantially similar language.

5. Please revise the third paragraph of the prospectus cover page to state that there is no guarantee that your common stock will be eligible for trading or quoted on the Over the Counter Bulletin Board. Please similarly revise the Offering Price paragraph on page 1, the first paragraph of the Market for the common shares section on page 2, the first paragraph of the Plan of Distribution section on page 16 and the Market Information paragraph on page 21.

6. Please highlight the cross reference to the risk factors section contained in the fourth paragraph of the prospectus cover page by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 1

7. Please disclose the aggregate market price of your common stock based on the proposed offering price of $0.05 per share and immediately thereafter disclose the balance of total stockholders' equity at your most recent balance sheet date.

8. You state the offering price of $0.05 per share has increased compared to the $0.001 per share paid by selling shareholders because the shares will be liquid and registered. Unless you can substantiate that registration and liquidity of the shares provides the resulting change in price, please revise throughout your filing to delete this assertion and instead state that the offering price has been determined arbitrarily.

9. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here and in the liquidity and capital resources section.

Going Concern Considerations, page 2

10. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in this section.

11. Please revise to quantify your losses as of the most recent interim period here and in the first risk factor on page 7. Please also provide your working capital deficiency as of the most recent interim period in the first risk factor on page 7.

Summary of Risk Factors, page 2

12. Please advise as to why you have included this section which appears to repeat the titles of the risk factors contained in the Risk Factors section. Alternatively, please delete this section and include a cross reference to the Risk Factors section in the summary. Additionally, there appear to be risk factor titles that appear in the Summary of Risk Factors section that do not appear in the Risk Factors section. Please advise or revise your Risk Factors section to include these risk factors.

Risk Factors, page 6

13. Please revise to include a risk factor that Messrs. Lustig and Leifer are not currently receiving any salary and when and how much of a salary you anticipate paying Messrs. Lustig and Leifer.

14. We note that Exhibit 10.1 includes a risk factor that management has no experience in the industry in which this company intends to operate. Please create a risk factor to disclose such risk.

We have no track record that would provide a basis for assessing our ability to conduct successful business activities, page 7

15. Please clarify what you mean by "developing and marketing of [your] productions or facilities and thereafter making them available for sale."

Our continued operations depend on current production appetites, page 7

16. Please revise to state as a belief or substantiate your claims that "[t]he production industry worldwide is in a favorable position," and "[t]he demand for quality entertainment worldwide is reaching record levels." In addition, expand the text of the risk factor to address the risk identified in the second sentence of the title.

We are completely dependent on the services of our executive officers, page 7

17. Please revise this risk factor to state the amount of time each week Messrs. Lustig and Leifer work for you.

The market for penny stocks has experienced numerous frauds, page 10

18. Please revise this risk factor to provide a discussion of the risk outlined in the heading of this risk factor.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, page 12

19. Please update your reference to the American Stock Exchange here and on page 25 or advise. In addition, if only one of your directors is not independent, please specify which director is not independent or revise to state that your "directors" are not independent.

20. Please also revise this risk factor to clarify, if true, that you are not seeking to list your securities on the New York Stock Exchange or the Nasdaq Stock Market.

Determination of Offering Price, page 13

21. Please revise the first sentence of this section to state that selling security holders will sell their shares at $.05 per share until your shares are quoted on the OTC Bulletin Board as opposed to "until a market develops." Please similarly revise the fifth sentence of the first paragraph on page 16.

Selling Security Holders, page 14

22. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling security holders table is accurate in this regard.

Description of Business, page 19

23. Your description of business section should include information about your principal products or services, your distribution methods, and your competitive position and conditions. In addition, please revise to explain how you plan to generate revenue. Please refer to Item 101(h) of Regulation S-K.

24. Please advise as to what is meant by "initial investigations into acting as an agent to Watermark" in the first paragraph of this section.

25. We note your disclosure that you have not sold or promoted any movies for Watermark Studios. Please revise this section and your plan of operation section to disclose whether Watermark has produced any movies to date, whether it is in the process of producing any movies, and when you expect to begin promoting Watermark's movies.

26. We note your disclosure on page 20 regarding the amendment to the Going Public Engagement and the Office Service Agreement. Please revise your disclosure to clarify whether you will pay any fees to the consultant under the Going Public Engagement and how much of a commission or fee Mr. Shneibalg may be entitled to under the Office Service Agreement.

Employees, page 21

27. Please revise your disclosure to state how much time your officers and directors devote to your business. Additionally, we note your reference to your "sole executive officer" here and on page 27. Reconcile this disclosure with your statements in other sections of the registration statement that you have two executive officers and directors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operation, page 22

28. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

29. We note that you will need $55,000 during the next twelve months. This estimate does not include your office rent, $11,000 in accounting fees and expenses, $25,000 in legal fees and other expenses disclosed on page 27 and any amounts that may be due to Shmuel's Hatzacha Consulting, Inc. Please revise or advise. Please also revise to discuss your liquidity needs on a long-term basis.

Directors, Executive Officers, Promoters and Control Persons, page 24

30. Please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K. Additionally, please revise to include Mr. Leifer's position with Libin & Katz Business Brokerage and Management Company.

Executive Compensation, page 26

31. Please revise to include a Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 26

32. It appears that Mr. Lustig owns 80% of your outstanding common stock as opposed to 75%. Please advise or revise this table and your disclosure elsewhere in the filing which indicates that Mr. Lustig owns 75% of your outstanding common stock as appropriate.

Financial Statements

Auditors' Report, page F-1

33. We note that as of October 31, 2010, your total assets consisted of cash of $258. We note no disclosure of subsequent events. We also note that your independent registered public accounting firm issued its report on your financial statements dated February 2, 2011. We also note your disclosure that estimated accounting fees and expenses of the offering are $11,000. Please tell us whether your accounting firm had been paid for its audit and review work on your April 30, 2010 and October 31, 2010 financial statements, respectively, as of February 2, 2011 and, if so, how and when you paid for this work.

Note 11 – Exclusive Agreement, page F-11

34. You disclose that you have an exclusive agreement dated May 16, 2009 with Watermark Studios, Inc., a film and television production studio located in Muskegon, Michigan. You disclose that you will act as Watermark's exclusive authorized agent, having the right to promote, syndicate and sell any movies made or produced by Watermark. In this regard, please revise to disclose the status of Watermark Studios, Inc.'s operations, including how long they have been in operation and the number and nature of films and television programs they have made or produced.

35. Please revise to disclose the terms of your compensation under your contract with Watermark Studios, Inc.

Prospectus Back Cover Page

36. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Part II

Recent Sales of Unregistered Securities, page II-2

37. We note your disclosure that "[f]rom May through February 2010 [you] sold 900,000 shares of common stock to 45 investors." You also state on pages F-4 and F-10 that this sale took place on February 8, 2010. Please revise for consistency your disclosure here and on pages 12 and 14 or advise.

38. We also note your disclosure that the Regulation S offering was fully subscribed. This appears to conflict with the Subscription Agreement filed as Exhibit 10.1 which states that the offering contemplated an aggregate of up to 1,200,000 shares of common stock. Please advise or revise your disclosure accordingly.

Undertakings, pages II-4

39. Please revise the undertakings language to match the language set forth in Item 512(a) of Regulation S-K for each undertaking that is provided in parts (a) or (c) of this section.

Signatures, page II-6

40. Please revise the language in the first paragraph of your signatures section to comply with Form S-1 requirements.

Exhibit 5.1

41. Please revise to add the file number of the registration statement.

42. Please revise the first sentence of the second paragraph of the opinion to state that you have relied upon all such documents for factual matters only. Please also advise as to what matters in the registration statement and exhibits you have relied upon.

43. Please either delete the last sentence of the second full paragraph of the opinion or advise as to the reason for the inclusion of such language in the opinion.

44. Please revise to add a statement in the third paragraph of the opinion in which counsel opines that the securities to be issued are "duly authorized."

Exhibit 10.3

45. Please refile this exhibit to include conformed signatures.

Exhibit 10.5

46. Please refile this exhibit to include all schedules contemplated by the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: David Lubin, Esq.
       (516) 887-8250